UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Pope Resources, A Delaware Limited Partnership

(Name of Issuer)

Partnership Units

(Title of Class of Securities)

732857 10 7

(CUSIP Number)

February 04, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	732857 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES H. DAHL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

232,291

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

232,291

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

232,291(See Footnote)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.40%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

James H. Dahl is the direct beneficial owner of 40,945 Partnership Units of Pope Resources, a Delaware Limited Partnership. Mr. Dahl owns the other 191,346 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 49,849 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii) 18,579 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii) 7,957 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account)
(iv) 69,886 Partnership Units held by IRA FBO James H. Dahl
(v) 15,825 Partnership Units held by Kathleen M. Dahl Irrevocable Trust
(vi) 29,250 Partnership Units held by Dahl Family Foundation, Inc.

Item 1.

(a)	Name of Issuer
Pope Resources, a Delaware Limited Partnership

(b)	Address of Issuer’s Principal Executive Offices
19245 10th Avenue NE Poulsbo, WA 98370

Item 2.

(a)	Name of Person Filing
James H. Dahl

(b)	Address of Principal Business Office or, if none, Residence
501 Riverside Avenue Suite 902 Jacksonville, FL 32202

(c)	Citizenship
United States

(d)	Title of Class of Securities
Partnership Units

(e)	CUSIP Number
732857 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 232,291

(b)	Percent of class: 5.40

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 232,291

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 232,291

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 08, 2011	By:	/s/ James H. Dahl
Name: James H. Dahl
Title: [SEE SIGNATURE EX. 1.1]

Footnotes:
James H. Dahl is the direct beneficial owner of 40,945 Partnership Units of Pope Resources, a Delaware Limited Partnership. Mr. Dahl owns the other 191,346 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 49,849 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii) 18,579 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii) 7,957 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account)
(iv) 69,886 Partnership Units held by IRA FBO James H. Dahl
(v) 15,825 Partnership Units held by Kathleen M. Dahl Irrevocable Trust
(vi) 29,250 Partnership Units held by Dahl Family Foundation, Inc.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)